SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

FIRST ADVANTAGE CORPORATION

(Name of Subject Company)

FIRST ADVANTAGE CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, U.S. $0.001 Par Value

(Title of Class of Securities)

31845F100

(CUSIP Number of Class of Securities)

Bret T. Jardine, Esq.

Acting General Counsel

First Advantage Corporation

12395 First American Way

Poway, CA 92064

(727) 214-3411

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Ralph C. Ferrara, Esq.

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259–8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Schedule 14D-9, as amended on November 3, 2009 (the “Schedule 14D-9”), initially filed by First Advantage Corporation, a Delaware corporation (“First Advantage”), with the Securities and Exchange Commission (the “SEC”) on October 9, 2009. The Schedule 14D-9 relates to the offer by The First American Corporation, a California corporation (“First American”), as disclosed in a prospectus and offer to exchange contained in a Registration Statement on Form S-4 (as amended, supplemented or otherwise modified from time to time, the “Form S-4”) and a Tender Offer Statement filed on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”), each initially filed by First American with the SEC on October 9, 2009, and the prospectus filed by First American with the SEC under Section 424(b)(3) on October 10, 2009 (the “Offer to Exchange”), to exchange 0.58 of a common share, par value $1.00 per share, of First American for each share of Class A common stock, par value $0.001 per share, of First Advantage, upon the terms and subject to the conditions set forth in the Offer to Exchange and the related letter of transmittal, which were filed as Exhibits (a)(4) and (a)(1)(i), respectively, to the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated herein by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item (8) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following section is added immediately after Section 8(g) (Potential Reincorporation of First American as a Delaware Corporation) of the Schedule 14D-9:

(h)	Results of the Offer.

The initial offering period of the Offer expired as scheduled at the Expiration Time, which occurred at 5:00 p.m., New York City time, on November 10, 2009. According to Amendment No. 3 to the Tender Offer Statement filed on Schedule TO by First American with the SEC on November 12, 2009 (“Amendment No. 3 to the Schedule TO”), as reported by the Exchange Agent, as of the Expiration Time, 13,779,301 Class A Shares, including 737,241 Class A Shares subject to guaranteed delivery procedures, were validly tendered into and not properly withdrawn from the Offer. According to Amendment No. 3 to the Schedule TO, the Class A Shares validly tendered and not properly withdrawn, together with the Class A Shares delivered through notices of guaranteed delivery, represent approximately 88% of the Class A Shares outstanding. According to Amendment No. 3 to the Schedule TO, First American has accepted for payment all Class A Shares validly tendered and not properly withdrawn at or prior to the Expiration Time. After giving effect to the conversion of Class B Shares owned by First American into Class A Shares, First American reports that it now owns approximately 57,308,552 Class A Shares, representing approximately 96% of the equity interest in First Advantage.

On November 11, 2009, First American issued a press release (the “First American November 11 Press Release”) announcing the expiration of the initial offering period of the Offer and commencement of a subsequent offering period for all remaining untendered Class A Shares, effective as of 9:00 a.m., New York City time, on November 11, 2009. According to Amendment No. 3 to the Schedule TO, the subsequent offering period will expire at 5:00 p.m., New York City time, on November 17, 2009, unless extended. According to Amendment No. 3 to the Schedule TO, any such extension will be followed by a public announcement by First American no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period is scheduled to expire. According to Amendment No. 3 to the Schedule TO, all Class A Shares validly tendered during the subsequent offering period will be immediately accepted for payment by First American, and each tendering holder of Class A Shares will promptly thereafter receive the Exchange Ratio of 0.58 of a First American Common Share per Class A Share.

According to Amendment No. 3 to the Schedule TO, the procedures for tendering Class A Shares during the subsequent offering period are the same as during the initial offering period, except that (i) Class A Shares cannot be delivered by the guaranteed delivery procedures and (ii) as permitted by Rule 14d-7(a)(2) promulgated under the Exchange Act, Class A Shares tendered during the subsequent offering period may not be withdrawn.

According to the First American November 11 Press Release, promptly following completion of the subsequent offering period, First American intends to cause First Advantage to be merged with a subsidiary of First American. According to the First American November 11 Press Release, in the Merger, each remaining Class A Share held by the public will be converted into the same consideration offered in the Offer. According to the First American November 11 Press Release, following the Merger, First Advantage will be a wholly-owned subsidiary of First American and will be delisted from the NASDAQ Stock Market.

The First American November 11 Press Release announcing the expiration of the initial offering period of the Offer, the acceptance of validly tendered Class A Shares and the commencement of the subsequent offering period is filed as an exhibit to this Statement and is incorporated by reference herein.

Item 9.	Exhibits.

Item (9) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following item is added immediately after Exhibit No. (a)(14) in Item 9 of the Schedule 14D-9:

Exhibit No.	Description

(a)(15)	Press Release issued by The First American Corporation, dated November 11, 2009 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by The First American Corporation on November 12, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST ADVANTAGE CORPORATION

By:	/s/ John Lamson
Name:	John Lamson
Title:	Executive Vice President and Chief Financial Officer

Dated: November 12, 2009

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